Filed by Manulife Financial Corporation pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: John Hancock Financial Services, Inc. Commission File No.: 1-15607

The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Manulife Financial Corporation’s and John Hancock Financial Services, Inc.’s operations and financial results, the markets for Manulife’s and John Hancock’s products, the future development of Manulife’s and John Hancock’s business, and the contingencies and uncertainties to which Manulife and John Hancock may be subject, as well as other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions, are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management’s current expectations and beliefs concerning future events and their potential effects on the company.

Future events and their effects on Manulife and John Hancock may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward-looking statements. For a discussion of factors that could cause or contribute to such material differences, investors are directed to the risks and uncertainties discussed in Manulife’s most recent Annual Report on Form 40-F for the year ended December 31, 2002, John Hancock’s most recent Annual Report on Form 10-K for the year ended December 31, 2002 and John Hancock’s quarterly reports on Form 10-Q and other documents filed by Manulife and John Hancock with the Securities and Exchange Commission (“SEC”). These risks and uncertainties include, without limitation, the following: changes in general economic conditions; the performance of financial markets and interest rates; customer responsiveness to existing and new products and distribution channels; competitive and business factors; new tax or other government regulation; losses relating to our investment portfolio; volatility in net income due to regulatory changes in accounting rules, including changes to United States generally accepted accounting principles, Canadian generally accepted accounting principles and statutory accounting; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of John Hancock’s and Manulife’s customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of John Hancock and Manulife; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations.

Neither Manulife Financial Corporation nor John Hancock Financial Services, Inc. undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

This communication is being made in respect of the proposed merger involving John Hancock Financial Services, Inc. and Manulife Financial Corporation. In connection with the proposed merger, Manulife has filed a registration statement on Form F-4 on November 6, 2003 containing a preliminary proxy statement/prospectus for the stockholders of John Hancock, and Manulife and John Hancock will each be filing other documents regarding the proposed transaction, with the SEC. Before making any voting or investment decision, John Hancock Financial Services, Inc.’s stockholders and investors are urged to read the preliminary proxy statement/prospectus regarding the merger and the definitive proxy statement/prospectus when it becomes available, as well as any other relevant documents carefully in their entirety because they will contain important information about the proposed transaction. The preliminary proxy statement/prospectus on file with the SEC and the definitive proxy statement/prospectus and other relevant material (when they become available), and any other documents filed by Manulife or John Hancock with the SEC will be available free of charge at the SEC’s Web site, www.sec.gov. Stockholders and investors in John Hancock Financial Services, Inc. or Manulife Financial Corporation will also be able to obtain the definitive proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Financial Services, Inc. Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife Financial Corporation Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795-9767).

Manulife Financial Corporation, John Hancock Financial Services, Inc. and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding John Hancock Financial Services, Inc.’s directors and executive officers is available in John Hancock Financial Services, Inc.’s proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on March 20, 2003, and information regarding Manulife Financial Corporation’s directors and executive officers is available in Manulife Financial Corporation’s annual report on Form 40-F for the year ended December 31, 2002 and its notice of annual meeting and proxy circular for its 2003 annual meeting notice, which was filed with the SEC on March 31, 2003. Additional information regarding the interests of potential participants is included in the preliminary proxy statement/prospectus on file with the SEC and will be included in the definitive proxy statement/prospectus and other relevant documents filed with the SEC when they become available.

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The following is a copy of the year-end message from the President and CEO of Manulife Financial Corporation, Dominic D’Alessandro, distributed to all of its employees.

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Delivering on Promises

As a very busy and eventful 2003 draws to a close, I’d like to take this opportunity to reflect on our accomplishments and to thank you all for being part of our success. In addition to our strong financial results and the accolades that we have received, we need to recognize that we are on the verge of transforming Manulife’s future. This will present enormous opportunities for our people globally.

2003 Accomplishments

Our Annual Report this year was themed ‘Delivering on Promises’ and in that document we outlined our promise to shareholders, customers, the community and to you, our employees. We promised to provide superior financial returns to shareholders; to remain financially strong and service our customers well; to better the communities in which we live and work; and to provide a challenging and rewarding workplace for employees. I believe that we have delivered on those promises.

Not only have we had three very strong quarters of financial results but we have also received numerous awards and recognition for our customer service, our products, our innovation and our people. When you add all these factors together, you get a company that is strong and very well regarded, something we can all be proud of. I encourage all of you to continue to learn more about our businesses.

Manulife-John Hancock Merger

On September 28, 2003, we announced that we would be creating one of the world’s largest life insurance companies through a proposed merger with John Hancock Financial Services, which includes their subsidiary of Maritime Life in Halifax. The combined entity will be marked by its financial strength and the diversity and depth of its operations.

Increasingly intense competition in a mature Canadian marketplace means that scale, size, execution and the ability to look beyond national borders for growth opportunities are crucial to maintaining our leadership position. The merger with John Hancock is just such an opportunity.

We are combining two exceptionally strong companies whose products, distribution and markets complement each other, an organizational whole that is greater than the sum of its parts. I know that many of you want to learn more about the merger and the integration process that we will be undergoing in the next 12 to 18 months.

Since September 28th, a great deal of work has been done to move towards the day when we officially close the deal – expected to be early in the second quarter of 2004. Much of what we are focused on currently is providing information to regulatory and securities agencies. To give you a sense of the magnitude of the regulatory approval process, more than 160 regulators and government agencies are involved; so, it is no small task to manage this portion of the transaction. Their approval of the merger is a key milestone, and until received, we are limited in the amount of information that can be communicated.

Here’s what I can share with you. Cross-company integration teams and working groups have been formed and are looking at how best to integrate the companies in a way that capitalizes on their individual strengths. This process is addressing organizational structures as well as administration and financial systems, office facilities, brands, customer service models and personnel policies. John Mather from Manulife and Tom Moloney from Hancock are leading the integration teams. As you can imagine, they, and the hundreds of staff actively engaged in the process, are very busy. You will be hearing more about the integration process in the New Year.

The other major milestone in the process is the proxy mailing to the nearly 600,000 shareholders of John Hancock, and the subsequent shareholder vote. More than 50 per cent of John Hancock’s outstanding shares must be voted in favour of the merger. This, too, is an enormous undertaking and we will be working closely to support the Hancock people on that. It is anticipated the mailing will happen in early January and the shareholder vote in late February. Again, more information will be provided to you as details become formalized.

On the people side, we also want to ensure that the new combined company utilizes the talents of our current employees and that as much of the related workforce savings as possible come from normal attrition and increased business growth. To this end, a controlled hiring policy has been in place since the announcement. I want to assure you that this process will treat all employees with respect and sensitivity.

I would also like to reinforce our commitment to communicate to employees in an open, honest, clear and concise manner as soon as decisions are finalized. I understand your frustration with the limited amounts we have been able to communicate to date and I appreciate your patience.

The Year Ahead and Beyond

All of this change is just the beginning. Next year will be especially exciting – and challenging. With the anticipated close of the Manulife/John Hancock merger, successful integration will be our paramount focus. But that doesn’t mean it can be our only focus. We cannot deviate from our goals – providing the finest in customer service and products, sustaining sales, and controlling expenses. We must stay the course. So I ask that you remain focused and continue to meet our customers’ expectations, to provide excellent service and to execute exceptionally well.

Our Vision

A final reminder: Our vision is to be the most professional life insurance company in the world. This vision drives our decisions and actions on a day-to-day basis. Together, we are building a company that will be one of the most highly respected companies in the world, one that is the best at what we have chosen to do. Together, we continue to make Manulife a place of choice for customers and employees, a highly performing organization that rewards its shareholders and employees very well. I believe the progress we have made in 2003 and will continue to make in 2004 brings us closer than ever to our vision.

Thank you and Season’s Greetings

I am very proud of Manulife, our people and the respect in which our fine company is held. Thank you all, each of you, for your hard work.

On behalf of the Board of Directors and all of Senior Management, I wish you and your families all the best for health, happiness and prosperity during this Holiday Season and for the New Year.

Dominic D’Alessandro
President and CEO

Forward-Looking Statements

The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Manulife Financial Corporation’s and John Hancock Financial Services, Inc.’s operations and financial results, the markets for Manulife’s and John Hancock’s products, the future development of Manulife’s and John Hancock’s business, and the contingencies and uncertainties to which Manulife and John Hancock may be subject, as well as other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions, are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management’s current expectations and beliefs concerning future events and their potential effects on the company.

Future events and their effects on Manulife and John Hancock may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward-looking statements. For a discussion of factors that could cause or contribute to such material differences, investors are directed to the risks and uncertainties discussed in Manulife’s most recent Annual Report on Form 40-F for the year ended December 31, 2002, John Hancock’s most recent Annual Report on Form 10-K for the year ended December 31, 2002 and John Hancock’s quarterly reports on Form 10-Q and other documents filed by Manulife and John Hancock with the Securities and Exchange Commission (“SEC”). These risks and uncertainties include, without limitation, the following: changes in general economic conditions; the performance of financial markets and interest rates; customer responsiveness to existing and new products and distribution channels; competitive and business factors; new tax or other government regulation; losses relating to our investment portfolio; volatility in net income due to regulatory changes in accounting rules, including changes to United States generally accepted accounting principles, Canadian generally accepted accounting principles and statutory accounting; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of John Hancock’s and Manulife’s customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of John Hancock and Manulife; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations.

Neither Manulife Financial Corporation nor John Hancock Financial Services, Inc. undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

Important Legal Information

This communication is being made in respect of the proposed merger involving John Hancock Financial Services, Inc. and Manulife Financial Corporation. In connection with the proposed merger, Manulife has filed a registration statement on Form F-4 on November 6, 2003 containing a preliminary proxy statement/prospectus for the stockholders of John Hancock, and Manulife and John Hancock will each be filing other documents regarding the proposed transaction, with the SEC. Before making any voting or investment decision, John Hancock Financial Services, Inc.’s stockholders and investors are urged to read the preliminary proxy statement/prospectus regarding the merger and the definitive proxy statement/prospectus when it becomes available, as well as any other relevant documents carefully in their entirety because they will contain important information about the proposed transaction. The preliminary proxy statement/prospectus on file with the SEC and the definitive proxy statement/prospectus and other relevant material (when they become available), and any other documents filed by Manulife or John Hancock with the SEC will be available free of charge at the SEC’s Web site, www.sec.gov. Stockholders and investors in John Hancock Financial Services, Inc. or Manulife Financial Corporation will also be able to obtain the definitive proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Financial Services, Inc. Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife Financial Corporation Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795-9767).

Manulife Financial Corporation, John Hancock Financial Services, Inc. and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding John Hancock Financial Services, Inc.’s directors and executive officers is available in John Hancock Financial Services, Inc.’s proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on March 20, 2003, and information regarding Manulife Financial Corporation’s directors and executive officers is available in Manulife Financial Corporation’s annual report on Form 40-F for the year ended December 31, 2002 and its notice of annual meeting and proxy circular for its 2003 annual meeting notice, which was filed with the SEC on March 31, 2003. Additional information regarding the interests of potential participants is included in the preliminary proxy statement/prospectus on file with the SEC and will be included in the definitive proxy statement/prospectus and other relevant documents filed with the SEC when they become available.